Exhibit 99.2

Going Private with Insight Venture Partners FAQs

1	THE NEWS AND FREQUENTLY ASKED QUESTIONS

The News: E2open has signed an agreement to sell a majority interest to private equity firm Insight Venture Partners. The purchase price is $8.60 per share and the transaction is expected to close before the end of the company’s first quarter of fiscal 2016.

Who is Insight Venture Partners? Insight Venture Partners is a leading global private equity and venture capital firm founded in 1995. The firm has raised more than $9 billion and invested in more than 200+ growth-stage enterprise software, SaaS, internet, and data-services companies globally. Insight has a strong track record and has invested in many companies that you will recognize like BMC, Planview, New Relic, Medidata Solutions, Solarwinds, Procuri in the enterprise software market and Alibaba, Tumblr, Flipboard, Twitter in the consumer software markets. Insight has the knowledge and experience of how to scale software companies, and the financial strength to support our growth objectives.

E2open Mission: This has not changed – we remain the leader of strategic, cloud-based supply chain software solutions for collaborative planning and execution across global trading networks. During, and post this transaction, it is business-as-usual for our employees, partners and customers.

Challenge: We need several quarters to improve sales execution, and focus on customer satisfaction, while attaining our goal of continued growth and profitability. External market perceptions of our financial viability has created a difficult environment in which to execute our goals. We therefore evaluated alternatives with the best interests of our customers, employees, partners, and shareholders in mind, and determined that becoming a private company will create a stronger foundation for future success.

Why Did We Select Insight Venture Partners? After an extensive process involving a diverse group of strategic and financial investors, E2open agreed to be purchased by Insight Venture Partners. Insight Venture Partners has a twenty year history of helping leading enterprise software companies scale and grow to the next level. We believe that our long term growth plans will best be served by continuing to build the business as a private entity.

Rationale: Becoming a private company enables E2open to pursue our growth strategy without the burden of the regulatory, administrative, financial reporting and the focus on short term quarterly results that Wall Street demands. We can focus on our business and customers’ success and long term growth plans for leadership in the Supply Chain Management marketplace. With Insight Venture Partners we have the financial backing of a growth-oriented investor to support our growth initiatives.

Benefits to E2open: The pressure of quarterly results can create an environment driven by short term decision making, which may not be aligned with long term customer success and growth. E2open will now able to spend more time and resources to focus on customer satisfaction and improving our competitive position in the marketplace via multi-year investment plans instead of managing to the quarterly ups and downs that are a result of public market expectations.

Changing from Public to Private: As a private company we will no longer have to report our results on a quarterly basis to the public. Additionally, the cost of complying with government regulations is greatly reduced. Our company will be able to focus on customer success, growth and market leadership.

Customer Questions:

Why did E2open choose to go private at this time? As a company, E2open is committed to the success of our customers, employees and partners. In the public markets, external perceptions about our financial viability has created a difficult environment in which to make the kind of longer term decisions that we feel are necessary to support our growth. We evaluated alternatives with the best interests of our customers, employees and partners in mind. Going private gives E2open added flexibility to serve our customers and execute on our long term growth strategy. With Insight Venture Partners we have the financial backing of a growth oriented investor to support our growth objectives.

Why this benefits E2open customers: The focus on achieving quarterly results can create an environment driven by short term decision making, which may not be aligned with long term customer success and growth. As a private company E2open will be able to more spend time and resources focusing on customer satisfaction and improving our competitive position in the marketplace via multi-year investment plans instead of managing to the quarterly ups and downs of public market expectations.

Who is Insight Venture Partners?

Insight Venture Partners is a leading global private equity and venture capital firm founded in 1995. The firm has raised more than $9 billion and invested in more than 200+ growth-stage enterprise software, SaaS, internet, and data-services companies globally. Insight has a great track record and has invested in many companies that you will recognize like Planview, BMC, New Relic, Solarwinds, Medidata Solutions and Procuri on the enterprise software side, and Alibaba, Tumblr, Flipboard, Twitter on the consumer side. Insight has the knowledge and experience of how to scale software companies, and the financial strength to support our growth objectives.

Is going private code for financial difficulties? Absolutely not. In our recent quarterly earnings we came in at the high end of our guidance, announced 5 new customers, and a combination of cash reserves and a credit line totaling $45M. Additionally, we gave guidance that we would accelerate the date to being a profitable company to Q4, FY16. We have built a valuable company with over 125 enterprise customers representing some of the global leading brands that have thousands of users and trading partners.

Why Did We Select Insight Venture Partners? Insight Venture Partners brings financial backing and has deep experience investing in, and working with, enterprise software companies. Insight’s vision for E2open aligns with our focus on customer value, product excellence and continued market growth. They have over twenty years’ experience helping leading enterprise software companies to scale and grow to the next level. Our long term growth plans will be well-served with a financial and strategic partner like Insight.

When will the transaction be finalized? Before the end of the company’s first quarter of fiscal 2016

Will there be changes to your executive management team? None are planned at this time.

Will there be any changes in E2open consulting or support services? None are planned at this time.

Will there be changes in E2open’s current product portfolio? We will continue to work towards additional and improved features that enable efficient collaboration, planning and execution of supply chain operations. We will continue to deliver on the high standards that we have always set for ourselves and the culture of driving value for our customers, our partners and our employees.

Do you plan changes in SLA or other support services? None are planned at this time.

Will there be a change in my BDE, program manager or other personal dedicated to my company? No plans at this time.

Has your mission changed? Not at all – we remain, and will continue to strive to be the leader of strategic, cloud-based supply chain software solutions for collaborative planning and execution across global trading networks.

Who can I call to answer questions and concerns that I have? Rob Schoenthaler, Michael Schmitt, Peter Maloney or Peter Hantman.

Employee FAQs

Why did we decide private equity over other alternatives?

As an executive team, we looked for the alternative that was in the best interests of shareholder, customers, partners and employees. We believe that there is still very strong value to be realized in our business and that finding a partner that could help us achieve this without the constant timelines and governance/reporting pressures of remaining public, was the best solution. We felt that partnering with Insight Venture Partners would give us the best combination of strategic investor and operational partner to realize the inherent value we see in E2open in the longer term.

What other alternatives where there? How actively did we equally pursue those?

We cannot comment on the specifics of other alternatives that were considered. We talked to several other possible parties and had preliminary discussions about our business as well as their fit with E2open; we ultimately chose Insight based on the best value for shareholders as well as Insight’s fit with our business from a knowledge, experience and culture perspective. Insight shares our vision of being the leader in our industry.

At the recent All Hands it was stated that we had a good Q3, with new customers and plenty of cash to get to our target date for profitability in Q4, FY16. Why did we need to make this change?

It is not simply about short term results, which as Mark reported, have been good. The question is how to maximize the value of the company and to do this faster. In addition, while cash was in a good position for day-to-day operations, the Company wants to also be able to make the kind of strategic investments in our products and organization to make us even more operationally efficient and effective. The Executive team and Board of Directors felt that the best path would be to find a strategic partner and investor that could enable us to take our planning private where we would not be subject to the costs and constant quarterly demands of being a public company.

What premium over our stock price did Insight pay?

The deal calls for an $8.60 stock price which is approximately 40-50% premium over the price of the stock as of Wednesday’s close of business.

What experience does Insight Venture Partners have in enterprise software and supply chain?

Insight has a long history of investing in License & SaaS-based enterprise software companies, selling to business decision-makers. Some current investments that sell to the enterprise include Planview, BMC (Take Private), New Relic (IPO), Mirantis, Tintri, Docker, Kaseya and Veeam. Some previous investments include Medidata Solutions (IPO), Solarwinds (IPO), Quest Software (IPO) and AirWatch (acquired by VMware).

Insight does not currently own any portfolio companies in the supply chain market, but has been looking for an investment in the SCM sector, and views E2open as a strategic platform from which to build a larger company. Insight has business relationships throughout the SCM market and formerly invested in Procuri (acquired by Ariba), Think Systems (merged with i2, now JDA) and ProMIRA (acquired by Manugistics).

How is Insight Venture Partners going to fund the purchase of E2open?

Insight will fund the business from their existing investment fund and financing support from lenders.

Is Insight’s plan to help us continue to accelerate growth? Will we continue to look for ways to acquire other synergistic businesses?

Insight is very aligned with executives at E2open to do what is necessary to optimize and accelerate the value of the company going forward. Our new investors want to see the company grow as much as possible, both organically and inorganically, should we identify interesting acquisition targets. M&A is a core strength of Insight’s team.

Why do public companies go the private equity route?

Many of the reasons are cited above. Access to investment, being able to strategize and execute without undue focus on quarterly public reporting periods (which can distract a business when they are adjusting their strategies and plans), and the ability to invest for the long term are the primary reasons we made the decision to become a private company, and chose a private equity backer.

What are some examples of software companies who went to private equity?

Some of the largest and most well-known software companies have traveled this path before us, including BMC, Serena Software, JDA, Red Prairie, GXS, Tibco, Indus, Infor and Dell. Insight is one of the private equity backers of BMC.

Besides capital, how can Insight Venture Partners help E2open?

Insight plans to help by leveraging the lessons learned from working with their other portfolio companies, as well as sharing their software business expertise in the areas sales, marketing, and R&D. They invest globally and have a global view on growth, including significant experience in M&A.

When will the transaction close?

Before the end of the company’s first quarter of fiscal 2016.

How long will E2open be owned by Insight Venture Partners, what is their exit strategy? Would we plan to go public again in the future?

Holding periods of four to eight years are not uncommon for private equity firms, but like all investments, it will depend on how E2open performs in the next few years, and what is happening in the market in the future. It is uncommon for Companies that become privately-held entities to re-enter the public market, but we can’t rule this out as an option. At present our objective is to grow profitably, build world-class products and maintain our market leadership and satisfied customers.

What do we expect Insight’s day-to day role to be? Will they be driving what we do or will Mark and the executive team? How will Insight and the exec team work together, in general?

Insight is primarily an investment firm, albeit one with a strong expertise in software and technology—they will be an active partner and supporter for the business and will suggest ideas for how to continue to grow the business. They will sit on the Board of Directors and have a governance role. However, one of Insight’s reasons for investing in E2open is their belief in the E2open vision and the commitment from the current executive team to continue to lead and run the business. Therefore, the current plan is that operationally, Mark and the executive team will lead the organization with strong input and governance from our new owner.

Will there be changes in the executive management team?

It is currently expected that the existing executive team will remain in place to run the business on a day-to-day basis.

Will there be changes to the Board of Directors?

Yes, our current Board will no longer exist after the transaction closes. However, Mark will be on the Board with Insight leaders and possibly others. It is too early to know who at this point.

Does this move mean that we will be forced to reduce expenses beyond what we might have done on our own, if we had stayed public?

There is nothing inherent in the transaction that will force or dictate our FY16 budgets. The executive team will continue to review the top and bottom line of the business, and will work closely with Insight in setting next year’s financial goals. The executive team will create a budget and spending plan commensurate with our FY16 goals and longer term strategy.

How will this move affect our jobs and what we are doing today? Will I report to my current manager? Will any job titles change?

The transaction itself will have no direct impact on current jobs, reporting, management, titles or organization structure. As we start to consider our FY2016 plan, we will take into account the market conditions, our growth and profitability goals and examine all of these as part of our ongoing strategy. As is relates to this transaction, it is business as usual until we start our annual planning cycle for the New Year.

Will this have any effect on our company locations? Will this cause us to consolidate existing locations? Will we be closing any facilities?

Again, this transaction will largely entail continuing business as usual and we do not anticipate that our current sites will be impacted directly as a result of the transaction.

Will there be layoffs?

There are no expected changes in the workforce directly as a result of the transaction. Expense-related plans and actions will be a result of our overall strategic planning and budgeting processes for FY16.

Will there be any other changes in the workforce directly as a result of this transaction?

None are contemplated at this time.

When will FY16 budgets be finalized? Will the budget targets be different now because of different expectations from Insight?

The time for FY16 budgeting will be in January/February, as usual. Of course, as a new owner/partner, Insight will have key inputs into our overall recommended plan, just as our current Board does as a public company, so not really different….but part of overall corporate governance.

What happens to my vested and unvested stock options? How will this work?

The details of exactly how this will work will be communicated as we get closer to the closing of the transaction. In general, all non-executive employees who have any vested or unvested RSUs or in-the-money stock options will be accelerated and paid out in full at or around the time of closing.

What happens to my unvested Restricted Stock Units (RSUs)

See above

Will I need to sign a new employee agreement with Insight If I don’t want to continue with Insight/E2open, will I be eligible for severance? If so, how much?

It is not expected that employees will need to sign a new employment agreement with Insight. You will continue as employees of E2open, in which Insight owns a majority of the company

What happens to my service date as a result of this transaction?

Your current E2open service anniversary/hire date will not change as a result of the transaction.

What will happen to my accrued PTO?

There is no impact. Current PTO balances will continue to accrue according to our plans.

How might this move impact immigration and visa work that is currently underway? Will this have any negative impact on that?

There will be no impact. Immigration cases should proceed on their current path. We will reach out to those in this situation and provide any additional clarity if we receive it.

Will we be receiving new “private” stock as part of the transaction?

We are not aware of the details of this at the moment. We will communicate more as we learn of it in the weeks ahead.

Will there be changes to our benefits? Will the Open Enrollment in the US we are just completing still have any bearing on our 2015 benefits?

It appears that our current benefits will remain in place, as they are now, at least for the FY16 plan year. We will have to see whether there are other possibilities on benefits leveraging Insight’s vendors and networks once we start planning for FY17.

What happens to our 401(k) plan and current investments?

No expected changes at this time; the 401(k) plan will stay in place with current investment choices.

Will there be specific changes to compensation as a result of this deal? For example, will we still be paying bonuses out for FY15 for those on bonus plans?

Bonuses scheduled to be paid out for employees on bonus plans will be paid out according to the Plan, with no changes. We will move ahead, as usual, with our salary planning as part of the performance review process. So any salary increases approved will be made in April retroactive to March 1, 2015, as we did last year.

Will we still be doing our annual performance review process in February and March, as currently planned?

Yes, and communications to managers have come out this week.

Will there be any additional opportunities to grow my skills and experiences by perhaps moving within Insight’s portfolio companies?

It is a little early to know this, but we will certainly inquire more about the Insight portfolio of companies and how those companies work together and are able learn from each other.

Who do I contact for questions or concerns?

We would suggest you ask your manager or HR person for any questions you still may have. They will make sure it gets raised to someone on the company who can best answer it.

Forward Looking Statements

This document contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as E2open’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in E2open’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in E2open’s most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent and Acquisition Sub, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by E2open. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect E2open’s expectations as of the date of this report. E2open undertakes no obligation to update the information provided herein, except as required by law.

Additional Information and Where to Find It

The tender offer for the outstanding shares of E2open, Inc. (“E2open”) described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of E2open pursuant to the tender offer by Eagle Acquisition Sub, Corp. (“Acquisition Sub”), a wholly-owned subsidiary of Eagle Parent Holdings, LLC (“Parent”), or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Parent and Acquisition Sub. In addition, E2open will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. E2open’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. E2open’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.